UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 PROELITE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74266D303
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Santa Monica Capital Partners II, LLC
                       11845 W. Olympic Boulevard, #1125W
                          Los Angeles, California 90064
                                 (310) 573-9711
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 23, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74266D303
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Santa Monica Capital Partners II, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    9,616,994
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,408,633
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           9,616,994
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,408,633
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,025,627
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

CUSIP No. 74266D303
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Santa Monica Capital, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    395,225
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,008,542
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           395,225
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,008,542
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,403,767
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

CUSIP No. 74266D303
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David M. Marshall
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    520,225
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,008,542
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           520,225
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,008,542
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,528,767
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. 74266D303
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     E's Holdings, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    413,143
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,008,542
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           413,143
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,008,542
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,496,685
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP No. 74266D303
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Kurt Brendlinger
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    488,143
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,008,542
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           488,143
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,008,542
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,496,685
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. 74266D303
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     New Vision Ventures, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    493,251
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,008,542
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           493,251
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,008,542
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,501,793
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

CUSIP No. 74266D303
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eric Pulier
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    518,251
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,008,542
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           518,251
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,008,542
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,526,793
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                  INTRODUCTION

      This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 14, 2007, (as amended, the "Statement") by Santa Monica Capital Partners II, LLC, a limited liability company organized under the laws of the State of Delaware ("SMCP"), and its members, Santa Monica Capital, LLC, a California limited liability company ("Santa Monica Capital"), New Vision Ventures, David
M. Marshall, Kurt Brendlinger and Eric Pulier (collectively, the "Members," and with SMCP the "Reporting Persons"). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

ITEM 1. SECURITY AND ISSUER

      Item 1 of the Statement is hereby amended in its entirety with the following:

      This Schedule 13D relates to the common stock, par value $0.0001 per share ("Common Stock") of ProElite, Inc., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at 12121 Wilshire Boulevard, Suite1001, Los Angeles, California 90025.

ITEM 2. IDENTITY AND BACKGROUND

The first paragraph of Item 2 of the Statement is hereby amended in its entirety with the following:

      This statement is filed by Santa Monica Capital Partners II, LLC, a limited liability company organized under the laws of the state of Delaware ("SMCP"), its members, Santa Monica Capital, LLC, a California limited liability company ("Santa Monica Capital"), E's Holdings, Inc., a California corporation ("E's Holdings"), and New Vision Ventures, LLC, a California limited liability company ("New Vision", together with Santa Monica Capital and E's Holdings, the "Members"). David Marshall holds a 1/3 membership interest in SMCP through Santa Monica Capital, of which he is the sole member. As a result of his control over Santa Monica Capital, Mr. Marshall is deemed to also beneficially own the securities of Santa Monica Capital. Kurt Brendlinger holds his 1/3 membership interest in SMCP through E's Holdings, of which he is the sole shareholder. As a result of his control over E's Holdings, Mr. Brendlinger is deemed to also beneficially own securities of E's Holdings. Mr. Pulier holds his 1/3 membership interest in SMCP through New Vision, of which he is the manager. As a result of his control over New Vision, Mr. Pulier is deemed to also beneficially own securities of New Vision. SMCP, the Members, David Marshall, Kurt Brendlinger and Eric Pulier are referred to herein as the "Reporting Persons".

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 of the Statement is hereby amended with the insertion of the following paragraphs before the last paragraph thereof:

      On August 23, 2007, pursuant to an agreement between SMCP, as a selling shareholder, and the Issuer (the "Selling Shareholder Agreement"), SMCP sold a total of 133,006 shares of Common Stock to an accredited investor, in connection with the Issuer's private placement of units at $7.00 per unit (the "Private Placement"). Each unit ("Unit") consisted of one share of the Issuer's Common Stock and one-half of a five-year warrant to purchase one share of the Issuer's Common Stock, at an exercise price of $7.00 per share. In accordance with the Selling Shareholder Agreement, SMCP sold 133,006 shares of Common Stock at $7.00 per share and the Issuer agreed to issue the additional warrants to the accredited investor in consideration for SMCP's agreement to lock up the remaining shares held under its name for a period of 18 months after the registration statement filed in connection with the private placement is declared effective by the Securities and Exchange Commission (the "Lock-Up Agreement"). That registration statement was filed on August 24, 2007.

      On August 23, 2007, pursuant to the Selling Shareholder Agreement and in connection with the Private Placement, each of Lifelogger, Santa Monica Capital, E's Holdings, and New Vision sold 51,421, 6,775, 6,357, and 6,749 shares of Common Stock, respectively, to accredited investors. In accordance with the Selling Shareholder Agreement, each of Lifelogger and the members of SMCP also entered into a Lock-Up Agreement with the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 of the Statement is hereby amended and restated in its entirety with the following:

      As of March 3, 2008, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person identified in Item 2 may be found in rows 11 and 13 of the cover pages. The percentage is calculated based on the 46,421,491 shares of Common Stock reported outstanding in the Issuer's Form 10-QSB for the quarterly period ended September 30, 2007, as filed with the Securities and Exchange Commission on November 19, 2007.

      The powers the Reporting Persons have relative to the securities discussed herein may be found in rows 7 through 10 of the cover pages. The Members equally share voting and investment power with respect to the shares owned by SMCP as a result of being the members of SMCP.

      On August 23, 2007, the Reporting Persons sold the following shares of Common Stock to accredited investors in connection with the Private Placement, described above in Item 4 and incorporated herein by this reference:

      o     SMCP sold a total of 133,006 shares;

      o     Santa Monica Capital sold 6,775 shares;

      o     E's Holdings, Inc. sold 6,357; and

      o     New Vision sold 6,749 shares.

      No other acquisition or dispositions of beneficial ownership of shares were made by any of the Reporting Persons in the last 60 days.

      As of March 4, 2008, the Reporting Persons own the following securities of
Issuer:

      SMCP beneficially owns 9,616,994 shares of Common Stock directly and beneficially owns 2,408,633 shares of Common Stock through its 68.75% membership interest in SASHC, LLC, a California limited liability company, which owns approximately 88.9% in membership interests in Lifelogger.

      Santa Monica Capital holds 395,225 shares of Common Stock and 4,008,542 shares of Common Stock through its 1/3 membership interest in SMCP.

      David Marshall does not directly hold any shares of Common Stock under his name. Mr. Marshall beneficially owns 395,225 shares of Common Stock through Santa Monica Capital, and a Bridge Warrant to purchase 125,000 shares of Common Stock through David Marshall, Inc., a California corporation, of which he is the sole shareholder and officer, and 4,008,542 shares of Common Stock through Santa Monica Capital's membership interest in SMCP.

      E's Holdings holds 413,143 shares of Common Stock and 4,008,542 shares of Common Stock through its 1/3 membership interest in SMCP.

      Kurt Brendlinger beneficially owns 413,143 shares of Common Stock through E's Holdings, and 4,008,542 shares of Common Stock through E's Holdings' 1/3 membership interest in SMCP. Mr. Brendlinger directly holds under his name a Bridge Warrant to purchase 75,000 shares of Common Stock.

      New Vision holds 493,251 shares of Common Stock and 4,008,542 shares of Common Stock through its 1/3 membership interest in SMCP.

      Eric Pulier beneficially owns 493,251 shares of Common Stock through New Vision, and 4,008,542 shares of Common Stock through New Vision's 1/3 membership interest in SMCP. Mr. Pulier directly holds under his name a Bridge Warrant to purchase 25,000 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Item 6 of the Statement is hereby amended with the addition of the following:

      The Reporting Persons entered into a Selling Shareholder Agreement with the Issuer, pursuant to which each Reporting Person sold shares of Common Stock to certain accredited investors at a per share price of $7.00, of which $0.70 was paid to the placement agent of the Private Placement as a commission. In accordance with the Selling Shareholder Agreement, the Issuer agreed to issue additional warrants to the accredited investors in consideration of the Reporting Persons' agreement to lock up the remaining balance of shares of Common Stock held in each of its or his name, as described in further detail below.

      The Reporting Persons entered into a Lock-Up Agreement with the Issuer, pursuant to which each Reporting Person agreed to lock up their shares of Common Stock for a period of 18 months after the registration statement filed on Form SB-2, in connection with the Issuer's private placement of its securities in July 2007, is declared effective by the Securities and Exchange Commission.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Statement is hereby amended with the addition of the following:

      Exhibit 7(g) Form of Agreement between the Issuer and the selling shareholder, filed as Exhibit 10.23 to the Issuer's Form SB-2, filed on August 24, 2007, and incorporated herein by this reference.

      Exhibit 7(h) Form of Lock-Up Agreement, filed as Exhibit 4.17 to the Issuer's Form SB-2, filed on August 24, 2007, and incorporated herein by this reference.

      Exhibit 7(i) Agreement of Joint Filing, executed by the Reporting Persons pursuant to Section 240.13d-1(k), incorporated herein by this reference.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2008                    Santa Monica Capital Partners II, LLC
                                       By: Santa Monica Capital, LLC
                                       Its: Member

                                              By: /s/ David M. Marshall
                                                  ------------------------------
                                                  David M. Marshall, Sole Member


Date: March 4, 2008                    Santa Monica Capital, LLC


                                       /s/ David M. Marshall
                                       -----------------------------------------
                                       David M. Marshall, Sole Member
Date: March 4, 2008


                                       /s/ David M. Marshall
                                       -----------------------------------------
                                       David M. Marshall

Date: March 4, 2008                    E's Holdings, Inc.


                                       /s/ Kurt Brendlinger
                                       -----------------------------------------
                                       Kurt Brendlinger, Sole Shareholder
Date: March 4, 2008


                                       /s/ Kurt Brendlinger
                                       -----------------------------------------
                                       Kurt Brendlinger

Date: March 4, 2008                    New Vision Ventures, LLC


                                       /s/ Eric Pulier
                                       -----------------------------------------
                                       Eric Pulier, Manager
Date: March 4, 2008


                                       /s/ Eric Pulier
                                       -----------------------------------------
                                       Eric Pulier

                                  EXHIBIT 7(i)

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 an amendment to a report on
Schedule 13D, containing the information required by Schedule 13D, for shares of the common stock of ProElite, Inc., beneficially owned by Santa Monica Capital Partners II, LLC, Santa Monica Capital, LLC, E's Holdings, Inc., New Vision Ventures, LLC, David M. Marshall, Kurt Brendlinger and Eric Pulier and such other holdings as may be reported therein.

Dated: March 4, 2008


This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Santa Monica Capital Partners II, LLC         Santa Monica Capital, LLC
By: Santa Monica Capital, LLC
Its: Member

       By:  /s/ David M. Marshall             /s/ David M. Marshall
            ------------------------------    ---------------------
            David M. Marshall, Sole Member    David M. Marshall, Sole Member


                                              E's Holdings, Inc.


/s/ David M. Marshall                         /s/ Kurt Brendlinger
------------------------------------------    --------------------
David M. Marshall                             Kurt Brendlinger, Sole Shareholder

                                              New Vision Ventures, LLC


/s/ Kurt Brendlinger                          /s/ Eric Pulier
------------------------------------------    ---------------
Kurt Brendlinger                              Eric Pulier, Manager


/s/ Eric Pulier
------------------------------------------
Eric Pulier